EMISPHERE TECHNOLOGIES, INC.

240 Cedar Knolls Road

Suite 200

Cedar Knolls, NJ 07927

January 19, 2012

Securities and Exchange Commission

Attn:	Jeffrey P. Riedler
Assistant Director

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549-3628

RE:	Emisphere Technologies, Inc.
Form 10-K for Fiscal Year Ended December 31, 2010
File No. 000-17758

Ladies and Gentlemen:

Emisphere Technologies, Inc., a Delaware corporation (“Emisphere” or the “Company”), is transmitting for filing with the Securities and Exchange Commission (the “Commission”), this letter reflecting the Company’s response to comments of the Commission’s staff (the “Staff”) communicated by letter, dated December 19, 2011 (the “December 19 Comment Letter”) to Michael R. Garone, Interim Chief Executive Officer and Chief Financial Officer (the “Executive Officer”). Reference is further made to the Staff’s comments communicated by letter, dated November 10, 2011, to the Executive Officer, and the Company’s subsequent response letter dated November 30, 2011, to which the December 19 Comment Letter responds.

Question and Answer

Comment 1.

We note your response to Comment 1 and reissue the comment in part. In supplemental correspondence, please provide draft disclosure that you will include in your Form 10-K for the fiscal year ended December 31, 2011 to describe the material terms of any agreement or agreements that relate to your salmon calcitonin product, or any other Phase III product, including the Master Agreement and Amendment dated June 4, 2010 and the License Agreement dated March 8, 2000, each entered into with Novartis. Your disclosure should include the following information:

•    The product candidate(s) to which each collaboration agreement relates;

•    The material financial obligations of each party;

Securities and Exchange Commission

Jeffrey P. Riedler

January 19, 2012

•      royalties are payable, a description of the royalty rate expressed within a ten percent range (for example, “single digits,” “teens”, “twenties,” etc);

•     The potential aggregate milestones payable;

•     The amounts paid to date;

•     The term of each agreement; and

•     The termination provisions of each agreement.

In addition, please file the License Agreement dated March 8, 2000 with Novartis as an exhibit to your Form 10-K for the fiscal year ended December 31, 2010 in accordance with Item 601(b)(10)(2)(ii) of Regulation S-K. It is not sufficient for the form of license agreement to be filed in prior reports; the executed copy must be filed with your Form 10-K. Please refer to Item 601(a)(4) of Regulation S-K.

To the extent that you request confidential treatment for portions of the license agreement, as you did for the form of license agreement, please note that we are not requesting you disclose the actual percentage of royalty fees or the actual amount of discrete milestone payment or the related milestone events in the Form 10-K.

Response 1.	The Company acknowledges the Staff’s comments and will file as part of an amendment to its annual report on Form 10-K for the fiscal year ended December 31, 2010 the License Agreement, dated March 8, 2000, with Novartis, along with a request for confidential treatment of certain portions of the same. In addition, the Company provides the following draft disclosure regarding the Company’s collaboration agreements entered into in connection with its salmon calcitonin program for inclusion in its annual report on Form 10-K for the fiscal year ended December 31, 2011. With respect to your request that the Company include a general description of royalty rates as part of the disclosure regarding its collaboration agreements, the Company believes that this information is no longer material given Novartis’s suspension of the oral salmon calcitonin clinical program and likely termination of the Research and Collaborative and Option Agreement and the sCT License Agreement, as described in the draft disclosure below:

Ongoing Collaborative Agreements

We are a party to certain collaborative agreements with corporate partners to provide development and commercialization services relating to the products under collaboration. These agreements are in the form of research and development collaborations and licensing agreements. Under these agreements, as more specifically described below, we have granted licenses or the rights to obtain licenses to our oral drug delivery technology. In return, we are entitled to receive certain payments upon the achievement of milestones and royalties on the sales of the products should a product ultimately be commercialized. We also are entitled to be reimbursed for certain research and development costs that we incur.

Securities and Exchange Commission

Jeffrey P. Riedler

January 19, 2012

All of our collaborative agreements are subject to termination by our corporate partners, without significant financial penalty to them. Under the terms of these agreements, upon a termination we are entitled to reacquire all rights in our technology at no cost and are free to re-license the technology to other collaborative partners.

Novartis Pharma AG — Oral Salmon Calcitonin Program for Osteoporosis and Osteoarthritis

We have collaborated with Novartis Pharma AG (“Novartis”) in connection with the development and testing of oral formulations of salmon calcitonin (“sCT”) to treat osteoarthritis and osteoporosis (the “sCT Program”). We entered into a Research Collaboration and Option Agreement, dated as of December 3, 1997, as amended on October 20, 2000 (the “Research Collaboration and Option Agreement”) with Novartis to develop an oral form of sCT, which is a hormone that inhibits the bone-tissue resorbing activity of specialized bone cells called osteoclasts, enabling the bone to retain more of its mass and functionality. Synthetic sCT, which is identical to the naturally occurring one, currently is available only as a nasal spray or injectable therapy. Novartis markets synthetic sCT in the United States as MIACALCIN® nasal spray, which is indicated for the treatment of post-menopausal osteoporosis in women greater than five years post menopause with low bone mass.

Pursuant to the Research Collaboration and Option Agreement, the Company granted Novartis the option to acquire from the Company a license to develop and commercialize oral sCT utilizing Emisphere’s Eligen® Technology and the right to commence research collaboration with the Company with respect to a second compound, in exchange for certain option exercise payments. Novartis also agreed to reimburse the Company with respect to certain research and development costs incurred by the Company in connection with the sCT Program. Furthermore, under the Research Collaboration and Option Agreement, the Company is obligated to help to manage this program through a joint “steering committee” with Novartis. The Research Collaboration and Option Agreement expires upon the expiration of the last to expire of the patents of the Company described therein, subject to certain early termination rights, including termination by either party for material breach of the other party and termination by Novartis in favor of a license executed thereunder.

In February 2000, Novartis agreed to execute its option under the Research Collaboration and Option Agreement to acquire a license to develop and commercialize oral sCT and as a result, Novartis made a $2 million milestone payment to us. In March 2000, we entered into a License Agreement, dated as of March 8, 2000, with Novartis for the development of an oral sCT product for the treatment of osteoarthritis and osteoporosis (the “sCT License Agreement”). Novartis paid us $2.5 million to obtain the license to our technology for sCT, and to obtain an option to use the Eligen® Technology for a second compound. In addition, Novartis agreed to pay the Company certain milestone and royalty payments in the event that a calcitonin product was ultimately commercialized and to reimburse the Company for certain research and development costs incurred by the Company in connection with the sCT Program. Novartis’s rights to certain financial terms concerning the second compound have since expired. The sCT License Agreement expires upon the expiration of the last to expire of the patents of the Company described therein, subject to certain early termination rights, including termination by either party for material breach of the other party, and termination by Novartis on prior notice to us.

Securities and Exchange Commission

Jeffrey P. Riedler

January 19, 2012

In February 2007, Novartis and its development partner Nordic Bioscience notified us of the initiation of a three year Phase III clinical trial for the treatment of osteoporosis (“OP”) with an oral form of salmon calcitonin (referred to as SMC021), a new drug candidate, using the Company’s Eligen ® Technology. The Phase III program was a three year trial with enrollment of over 4,500 patients, and explored the safety and efficacy of salmon calcitonin and Emisphere’s proprietary Eligen ® Technology in the treatment of vertebral fractures in postmenopausal women aged 60-80 with osteoporosis. It was conducted in North and South America, Europe and Asia.

In May 2007, Novartis and Nordic Bioscience notified the Company that they were initiating a Phase III clinical study of SMC021 for the treatment of osteoarthritis (“OA”) using the Company’s Eligen ® Technology. A second Phase III study of SMC021 for the treatment of OA, designed to meet FDA requirements for U.S. registration, was initiated by Novartis and Nordic Bioscience in October 2008.

On June 4, 2010, the Company and Novartis entered into a Master Agreement and Amendment (the “Master Agreement”), pursuant to which the Company was released and discharged from its obligations under a certain convertible note to Novartis in exchange for: (i) the reduction of future royalty and milestone payments up to an aggregate amount of $11.0 million due the Company under the Research Collaboration and Option Agreement and the sCT License Agreement; (ii) the right for Novartis to evaluate the feasibility of using Emisphere’s Eligen® Technology with two new compounds to assess the potential for new product development opportunities; and (iii) other amendments to the Research Collaboration and Option Agreement and sCT License Agreement.

In December 2011, the Company was informed by Novartis that Novartis will not seek regulatory approval or pursue further clinical development of oral calcitonin as a treatment option for osteoarthritis and post-menopausal osteoporosis. Novartis advised the Company that the decision to stop the clinical program of oral calcitonin in both osteoarthritis and osteoporosis was based on analysis and evaluation of data from its three Phase III clinical trials, two in osteoarthritis and one in osteoporosis, which showed that, although SMC021 displayed a favorable safety profile, it failed to meet key primary efficacy endpoints in all three trials. The Company continues to further analyze and evaluate the data from the three Phase III clinical trials in order to understand the results and determine next steps, if any, with respect to the sCT Program.

The potential aggregate milestones payable to the Company under the sCT Program originally involved in excess of $14 million. To date, we have received $12.4 million in payments from Novartis under the sCT Program and in light of Novartis’ decision not to pursue further clinical development or regulatory approval, we do not anticipate further payments. Under the terms of the Research Collaboration and Option Agreement and sCT License Agreement, we were entitled to receive future royalties based on sales, in the event that a sCT product would be ultimately commercialized by Novartis. In light of Novartis’ decision, we do not anticipate receiving any royalties in the future. In the likely event that Novartis determines to terminate the Research and Collaborative and Option Agreement and the sCT License Agreement, we will reacquire the rights to our technology licensed to Novartis thereunder.

Once the Staff has reviewed this letter and has responded to the Company’s proposal, the Company will include the above disclosure in its annual report on Form 10-K for the year ended December 31, 2011.

Securities and Exchange Commission

Jeffrey P. Riedler

January 19, 2012

As requested by the Staff, Emisphere hereby acknowledges as follows:

1.	Emisphere is responsible for the adequacy and accuracy of the disclosures included in its filings;

2.	Emisphere understands that Staff comments or Emisphere’s changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to Emishphere’s filing; and

3.	Emisphere understands that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at 973-532-8005 should you require additional information of have questions regarding this letter.

Very truly yours,

EMISHPHERE TECHNOLOGIES, INC.

By:	/s/ Michael. R. Garone
Michael R. Garone, Interim Chief Executive
Officer and Chief Financial Officer

cc:	Timothy C. Maguire, Pierce Atwood LLP